Exhibit 99.1

Bragg Grows in Ontario with SkillOnNet Collaboration

Content live with the operator’s online casino brands in burgeoning market

TORONTO, June 15, 2022 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or “the Company”), has further secured its foothold in Ontario through the recent addition of its content to three of SkillOnNet’s operator brands, just weeks after entering the newly regulated market.

Titles from Bragg’s exclusive slots portfolio are now available to customers of SkillOnNet’s SpinGenie, PlayOjo and SlotsMagic casino brands in Ontario. This includes games from Bragg’s in-house studio, Atomic Slot Lab, as well as other exclusive titles curated by ORYX Gaming.

Bragg first partnered with SkillOnNet in the UK earlier this year, and the launch on several of SkillOnNet’s brands in Ontario is a clear testament to the popularity and the demand for the Company’s product offering across the globe.

Bragg has served the regulated Ontario market since it opened on April 4 and is committed to further grow the Company’s presence in the province, which is expected to become one of the largest iGaming markets in North America.

Chris Looney, Chief Commercial Officer at Bragg, commented: “We are pleased to further extend our successful partnership with SkillOnNet to Canada through the launch of our proven portfolio in the very promising Ontario market. This latest collaboration will play a significant role in our growth trajectory in North America. In particular, we have high ambitions to become a leading supplier across Canada and see great potential for long-term growth in the region.”

Jani Kontturi, Head of Games at SkillOnNet, said: “Having recently received the green light to enter Ontario, it is crucial that we quickly build a strong content portfolio to ensure we have a premium offering for our local customers. With Bragg’s array of titles, we know we can provide players with great excitement and entertainment.”

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a content-driven iGaming technology provider and owner of leading B2B companies in the iGaming industry. Since its inception in 2018, Bragg has grown to include operations across Europe, North America and Latin America and is expanding into an international force within the global online gaming market.

Through its wholly owned subsidiary ORYX Gaming, Bragg delivers proprietary, exclusive and aggregated casino content via its in-house remote games server (RGS) and ORYX Hub distribution platform. ORYX offers a full turnkey iGaming solution, including its Player Account Management (PAM) platform, as well as managed operational and marketing services.

Nevada-based Wild Streak Gaming is Bragg’s wholly owned premium US gaming content studio. Wild Streak has a popular portfolio of casino games that are offered across land-based, online and social casino operators in global markets including the U.S. and U.K.

Nevada-based Spin Games is Bragg’s wholly owned B2B gaming technology and content provider currently servicing the U.S. market. Spin holds licenses in key iGaming-regulated U.S. states and supplies Tier 1 operators in the region.

Find out more.

For Bragg Gaming Group, contact:

Yaniv Spielberg

CSO

Bragg Gaming Group

info@bragg.games

or

Joseph Jaffoni, Richard Land, James Leahy

JCIR

212-835-8500 or bragg@jcir.com

For Bragg Gaming Group media enquiries or interview requests, contact:

Giles Potter

CMO

Bragg Gaming Group

press@bragg.games